UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-16317

NOTIFICATION OF LATE FILING	CUSIP NUMBER 21075N204

(Check one):     ☐ Form 10-K     ☐ Form 20 F      ☐ Form 11 K      Form 10-Q     ☐ Form 10-D     ☐ Form N-CEN

                          ☐ Form N-CSR

For Period Ended: June 30, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I – REGISTRANT INFORMATION

CONTANGO OIL & GAS COMPANY

Full Name of Registrant:

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number):

717 Texas Ave., Suite 2900

City, State and Zip Code:

Houston, Texas 77002

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

☒

(a)    The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Contango Oil & Gas Company (the “Company”) is notifying the Securities and Exchange Commission (the “Commission”) that the Company is utilizing Rule 12b-25, which allows for a filing of its Annual Report on Form 10-Q for the quarter ended June 30, 2020 (the “Form 10-Q”) to be deemed timely if filed within the 5-day extension period.

The Company has determined that it is unable to file with the Securities and Exchange Commission the Form 10-Q within the prescribed time period without unreasonable effort or expense due to circumstances related to the novel coronavirus (COVID-19) global pandemic. To help stop the spread of COVID-19 and to minimize the exposure risk of the Company’s employees, the Company continues to follow social distancing by continuing a work-from-home strategy. Working from home has adversely affected the efficiency of the Company’s preparation and completion of its financial statements resulting in delays caused by limited access to physical files, travel restrictions, and the maintenance of accounting and computer systems that enable employees to work from home. The Company requires additional time to complete its financial statements and related disclosures to be included in the Form 10-Q. The Company expects to file the Form 10-Q no later than five calendar days following the due date of the Form 10-Q.

PART IV — OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

E. Joseph Grady	713	236-7400
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ⌧ Yes    ◻No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ⌧Yes    ◻No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the fourth quarter of 2019, the Company closed on the acquisition of certain producing assets and undeveloped acreage of Will Energy Corporation and White Star Petroleum, LLC and certain of its affiliates. Operating results relating to these acquisitions are not reflected in the three and six month periods of 2019.

The Company intends to report a net loss of $133.3 million for the six months ended June 30, 2020, as compared to a net loss of $13.6 million for the six months ended June 30, 2019. This increase in net loss is primarily attributable to $143.3 million of pretax non-cash impairment of proved onshore properties resulting from the dramatic decline in commodity prices during the first quarter of 2020. The Company intends to report a net loss of $28.0 million for the three months ended June 30, 2020, as compared to a net loss of $5.0 million for the three months ended June 30, 2019. The increase in net loss is primarily attributable to $10.9 million in exploration expense during the second quarter of 2020 relating to the drilling of an unsuccessful exploratory well in the Gulf of Mexico and lower commodity prices than in the previous year’s quarter.

The financial information set forth herein consists of preliminary estimates, which will not be final until the Company files its financial statements in the Form 10-Q.

The statements included in this Form 12b-25 regarding the Company’s financial performance and results of operations, in each case as expected to be reported, the expected filing date of the Form 10-Q and other statements that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities and Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the filing and content of the Form 10-Q and potential financial results. Although management believes the expectations reflected in those forward-looking statements are reasonable, no assurance can be given that they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include the finalization of the Company’s financial statements, as well as other factors described under Risk Factors in our Form 10-K for the year ended December 31, 2019 and our Form 10-Q for the quarter ended March 31, 2020, and other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Contango Oil & Gas Company has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2020	CONTANGO OIL & GAS COMPANY

		By:	/s/ E. Joseph Grady
		Name:	E. Joseph Grady
		Title:	Senior Vice President and Chief Financial Officer